UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On January 30, 2022, G Medical Innovations Holdings Ltd. (the “Company”) entered into a definitive securities purchase agreement with an institutional investor for the issuance, in a private placement, of an aggregate of 2,400,000 ordinary shares par value $0.09 per share (each, an “Ordinary Share”), or pre-funded warrants in lieu thereof (each, a “Pre-Funded Warrant”) and warrants (or the “Ordinary Warrants”) to purchase up to an aggregate of 2,400,000 Ordinary Shares, at a purchase price of $5.00 per Ordinary Share (or Pre-Funded Warrant) and associated warrant (the “Offering”).

The Ordinary Warrants will have an exercise price of $5.00 per share, will be exercisable immediately upon issuance and will have a term of five (5) years. The Pre-Funded Warrants, and the associated Ordinary Warrant, will be sold at a price of $5.00 each, including the Pre-Funded Warrant exercise price of $0.0001 per Ordinary Share. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

The Offering is expected to result in gross proceeds to the Company of $12 million. The Company intends to use the net proceeds from the Offering for the partial repayment of existing debt and working capital purposes. The closing of the Offering is expected to occur on or about February 2, 2022, subject to the satisfaction of customary closing conditions.

The Company also entered into an agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners , as sole placement agent (the “Placement Agent”), dated January 30 2020, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7% of the gross proceeds received in the Offering. In addition, the Company agreed to issue the Placement Agent warrants (the “Placement Agent Warrants”) to purchase 120,000 Ordinary Shares, or 5% of the Ordinary Shares (or Pre-Funded Warrant equivalents) issued in the Offering. The Placement Agent Warrants will be exercisable six (6) months after their issuance, will be exercisable for five (5) years from their initial exercisability and will have an exercise price of $5.00 per share.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the Securities.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by G Medical Innovation Holdings Ltd. on January 31, 2022, titled ” G Medical Innovations Holdings Ltd Announces $12 Million Private Placement.”
99.2	Securities Purchase Agreement.
99.3	Registration Rights Agreement.
99.4	Placement Agency Agreement.
99.5	Form of Pre-Funded Warrant.
99.6	Form of Ordinary Share Purchase Warrant.
99.7	Form of Placement Agent Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: February 1, 2022	By:	/s/ Yacov Geva
Name: Yacov Geva
Title: Chief Executive Officer